Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com

Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

January 12, 2024

VIA EDGAR and EMAIL

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Ameen Hamady

Ms. Shannon Menjivar

Ms. Pearlyne Paulemon

Ms. Pam Long

Re:	Metal Sky Star Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-41344

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated December 18, 2023 to Ms. Wenxi He, Chief Financial Officer of Metal Sky Star Acquisition Corporation, a Cayman exempt liability company (the “Company”), regarding comments on the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). On behalf of our client, and as requested by the Staff, we are responding with reference to the Staff’s letter on its disclosure in the 2022 Form 10-K.

www.beckerlawyers.com	Florida | New Jersey | New York | Washington, D.C.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 12, 2024

For your convenience, we have set forth the Staff’s comment in bold, followed by our response, as follows:

Form 10-K filed March 30, 2023

Item 1. Business Summary, page 1

1.	We note in your Proxy Statement filed on December 1, 2023, you are proposing to amend the Amended and Restated Memorandum and Articles of Association of the Company to allow the Company to undertake an initial business combination with an entity or business, with a physical presence, operation, or other significant ties to China or which may subject the post-business combination business or entity to the laws, regulations and policies of China (including Hong Kong and Macao), or an entity or business that conducts operations in China through variable interest entities, or VIEs. Please ensure that future filings disclose this change to your acquisition strategy. For example, we note on page 2 you state that “we shall not consider or undertake a business combination with an entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries) in the People’s Republic of China (including Hong Kong and Macau).”

The Company will include the Staff’s requested disclosure about the change in our acquisition strategy in its future filings, including without limitation, in the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).

2.	Please disclose that the location of the sponsor and that a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

The Company will include the Staff’s requested disclosure that the location of its sponsor and that a majority of its executive officers and/or directors have significant ties to China which may make the Company a less attractive partner to a non China-based target company, and which may therefore limit the pool of acquisition candidates in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

3.	Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of your securities. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

The Company will include the Staff’s requested disclosure that it (x) provide prominent disclosure about (i) the legal and operational risks associated with a majority of our directors and officers based in or having significant ties to China, which disclosure will make clear that these risks could result in a material change in our search for a target company and/or the value of our securities, and (ii) how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, and (y) disclose the location of our auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect our Company, in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 12, 2024

4.	Please provide disclosure highlighting the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of your securities.

The Company will include the Staff’s requested disclosure that it (x) highlight the risks that the majority of its directors and officers being based in or having significant ties to China poses to investors, describing, among other things, the significant regulatory, liquidity, and enforcement risks and including cross-references to the more detailed discussion of these risks in the Risk Factors section of its filings and (y) specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence the Company’s search for a target company or completion of its initial business combination at any time, which could result in a material change in its operations and/or the value of our securities in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

5.	Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company will include the Staff’s requested disclosure that it (x) disclose each permission or approval that the Company or its officers and directors are required to obtain from Chinese authorities to search for a target company and whether its directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, stating affirmatively whether the Company has received all requisite permissions or approvals and whether any permissions or approvals have been denied and (y) describe the consequences to and the Company and its investors if its officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the Company is required to obtain such permissions or approvals in the future in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 12, 2024

6.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

The Company will include the Staff’s requested disclosure that it (x) address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that its initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact the Company’s ability to complete a business combination in the prescribed time period and (y) also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights in the future in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

7.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

The Company will include the Staff’s requested disclosure that it (x) include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to its sponsor and some of its officers and directors being located in China or Hong Kong, which disclosure shall include revised disclosure discussing more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints and disclose these risks in the business section of the Company’s filings to include disclosures consistent with the separate section and (y) identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 12, 2024

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Company will include the Staff’s requested disclosure that it revise the disclosure in its filings given the Chinese government’s significant oversight and discretion over the conduct of the Company’s directors’ and officers’ search for a target company, to describe any material impact that intervention, influence, or control by the Chinese government has or may have on its business, on its search for a target, or on the value of its securities, highlighting separately the risk that the Chinese government may intervene or influence the Company’s operations at any time, which could result in a material change in its search and/or the value of its securities, keeping in mind in making such disclosure that pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise” in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company will include the Staff’s requested disclosure that it revise the disclosure in its filings in light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, revising its disclosure to explain how this oversight impacts its officers and directors and to what extent the Company believes that it is compliant with the regulations or policies that have been issued by the CAC to date in the Company’s future filings, including, without limitation, the Company’s 2023 Form 10-K.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

January 12, 2024

Please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq. at bhuo@beckerlawyers.com if the Staff has any questions. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

cc:	Ms. Wenxi He Chief Financial Officer Metal Sky Star Acquisition Corporation